# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Commercial Vehicle Group, Inc., CIK 0001290900
CUSIP: 57637H103
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 7800 Walton Parkway, New Albany, Ohio (OH), 43054
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001539281

## Reporting persons
- Forager Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,937,099; shared voting power 0; sole dispositive power 1,937,099; shared dispositive power 0; aggregate amount beneficially owned 1,937,099 (5.6% of the class)
  Comment: None
- Forager Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,937,099; shared voting power 0; sole dispositive power 1,937,099; shared dispositive power 0; aggregate amount beneficially owned 1,937,099 (5.6% of the class)
  Comment: Shares reported in this table are held by Forager Fund, LP, of which the Reporting Person is the general partner.
- Edward Kissel: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,937,099; sole dispositive power 0; shared dispositive power 1,937,099; aggregate amount beneficially owned 1,937,099 (5.6% of the class)
  Comment: Shares reported in this table are held by Forager Fund, LP, of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.
- Robert MacArthur: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,937,099; sole dispositive power 0; shared dispositive power 1,937,099; aggregate amount beneficially owned 1,937,099 (5.6% of the class)
  Comment: Shares reported in this table are held by Forager Fund, LP, of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.

## Item 1. Issuer
Name of issuer: Commercial Vehicle Group, Inc.
Address of issuer's principal executive offices: 7800 Walton Parkway New Albany OH 43054

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Forager Fund, LP, a Delaware limited partnership (the "Fund"), Forager Capital Management, LLC, a Delaware limited liability company and the general partner of the Fund (the "General Partner"), Edward Kissel and Robert MacArthur (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 2025 3rd Ave. N, Suite 350, Birmingham, AL 35203.
Citizenship: The Fund is a Delaware limited partnership. The General Partner is a Delaware limited liability company. Each of Messrs. Kissel and MacArthur is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1937099
Percent of class: 5.6
Sole power to vote or to direct the vote: 1937099
Shared power to vote or to direct the vote: 1937099
Sole power to dispose or to direct the disposition: 1937099
Shared power to dispose or to direct the disposition: 1937099

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Forager Fund, L.P.: /s/ Robert MacArthur, Robert MacArthur (02/14/2025)
- Forager Fund, L.P.: /s/ Robert MacArthur, Robert MacArthur (02/14/2025)
- Forager Fund, L.P.: /s/ Edward Kissel, Edward Kissel (02/14/2025)
- Forager Fund, L.P.: /s/ Robert MacArthur, Robert MacArthur (02/14/2025)
- Forager Capital Management, LLC: /s/ Robert MacArthur, Robert MacArthur (02/14/2025)
- Forager Capital Management, LLC: /s/ Robert MacArthur, Robert MacArthur (02/14/2025)
- Forager Capital Management, LLC: /s/ Edward Kissel, Edward Kissel (02/14/2025)
- Forager Capital Management, LLC: /s/ Robert MacArthur, Robert MacArthur (02/14/2025)
- Edward Kissel: /s/ Robert MacArthur, Robert MacArthur (02/14/2025)
- Edward Kissel: /s/ Robert MacArthur, Robert MacArthur (02/14/2025)
- Edward Kissel: /s/ Edward Kissel, Edward Kissel (02/14/2025)
- Edward Kissel: /s/ Robert MacArthur, Robert MacArthur (02/14/2025)
- Robert MacArthur: /s/ Robert MacArthur, Robert MacArthur (02/14/2025)
- Robert MacArthur: /s/ Robert MacArthur, Robert MacArthur (02/14/2025)
- Robert MacArthur: /s/ Edward Kissel, Edward Kissel (02/14/2025)
- Robert MacArthur: /s/ Robert MacArthur, Robert MacArthur (02/14/2025)